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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-66958

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Park Hill Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 2880
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David C. Figur (212) 583-5856
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza (Address) New York (City) New York (State) 10112-0015 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 04 2014

FOR OFFICIAL USE ONLY

Washington, DC
124

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

mr

AFFIRMATION

I, David C. Figur, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Park Hill Group LLC, as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David C. Figur
Chief Financial Officer

Subscribed to before me this
28th day of February 2014

Mary Allen Connally

Notary Public

MARY ALLEN CONNALLY
NOTARY PUBLIC, State of New York
No. 01CO6037222
Qualified in New York County
Commission Expires 2/14/2018

PARK HILL GROUP LLC
(SEC I.D. No. 8-66958)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

File pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Park Hill Group LLC
101 California Street, Suite 2880
San Francisco, CA 94111

We have audited the accompanying statement of financial condition of Park Hill Group LLC (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Park Hill Group LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the financial statement, there was a merger between the Company and Park Hill Real Estate Group LLC during 2013. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

February 28, 2014

PARK HILL GROUP LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
Cash and cash equivalents	$	29,510,248
Accounts receivable, net of allowance for doubtful accounts of $2,849,000		138,435,227
Interest receivable		1,973,430
Due from affiliates		35,239,923
Other assets		577,732
Deferred tax asset		101,052
TOTAL ASSETS	$	205,837,612
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	2,105,489
Due to affiliates		9,570,931
Total liabilities		11,676,420
MEMBER'S EQUITY		194,161,192
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	205,837,612

See notes to financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

Park Hill Group LLC (the "Company") was formed as a limited liability company in the State of Delaware on December 9, 2004. Effective November 17, 2005, the Company commenced operations as a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") Effective May 21, 2013, the Company registered as a commodities trading advisor with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA").

The Company is a single member limited liability company wholly owned by PHG Holdings LLC ("PHG Holdings"). PHG Holdings is owned by Blackstone Holdings I L.P., Blackstone Holdings II L.P. and Stoneco IV Inc., subsidiaries of Blackstone Group L.P. ("Blackstone"). Effective December 31, 2013, there was a merger whereby Park Hill Real Estate Group LLC ("PHREG"), a registered broker-dealer subject to certain regulations of the SEC and FINRA and a subsidiary of Blackstone, merged with the Company, with the Company remaining as the surviving entity. The merger was treated as a transfer of assets between entities under common control in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 805 ("ASC 805"), *Business Combinations*. ASC 805 requires the receiving entity to report the statement of financial condition as of the beginning of the period as though the assets and liabilities had been transferred at that date. Accordingly, the statement of financial condition has been presented as combined for the full period of January 1, 2013 through December 31, 2013.

The Company is a placement agency raising capital primarily from institutional investors for interests in private equity funds, hedge funds and real estate private equity funds (collectively "Funds") that are not publicly traded as well as providing private equity secondary advisory services. The Company earns a fee primarily based upon a percentage of the capital purchased or committed to be purchased in such Funds. The Company's agreements with its clients may include a fee retainer and typically a schedule of fee payments to be made over an extended period of time after acceptance by a fund of capital or capital commitments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Actual results could differ materially from those estimates.

Fair Value of Financial Instruments—The carrying value of financial assets and liabilities, including cash and cash equivalents, accounts receivable, interest receivable, due from affiliates, accounts payable and accrued expenses, and due to affiliates approximates their fair value because they are short-term in nature or they are charged variable rates of interest.

Cash and Cash Equivalents—The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash which is primarily held at one major U.S. financial institution.

Foreign Currency—The Company's balances denominated in foreign currencies are translated into U.S. Dollars at the end of each period, whereas the corresponding operating results denominated in foreign currencies are translated into U.S. Dollars on the respective dates of such transactions.

Revenue Recognition—Placement fees are typically recognized as earned upon acceptance by a fund of capital or capital commitments. The Company may receive non-refundable retainers upon execution of agreements with Funds to provide capital fund-raising services, which are recorded as revenues when earned, and are included in placement fees on the statement of income. All other income and expenses are recognized when earned and incurred, respectively.

The Company typically earns interest on outstanding placement fees receivable from the time revenue is recognized. Interest is calculated based upon the London Interbank Offered Rate plus an additional percentage as mutually agreed upon with the client. Interest accrued and outstanding as of December 31, 2013, is reported on the accompanying statement of financial condition as interest receivable.

The Company is reimbursed by the Funds for reasonable travel, telephone, postage and other out-of-pocket expenses incurred in relation to the capital fund-raising services provided. As of December 31, 2013, $2,546,672 of reimbursable expense was outstanding and is reported on the accompanying statement of financial condition as accounts receivable.

Allowance for Doubtful Accounts—The Company performs periodic reviews of outstanding accounts receivable and credit evaluations of its clients' financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors such as historical experience, credit quality, age of the accounts receivable balances, and the current economic conditions that may affect a counterparty's ability to pay such amounts owed to the Company. As a result of payments received by the Company during the year, the allowance for doubtful accounts was reduced by $1,226,000. As of December 31, 2013, the Company determined that the allowance for doubtful accounts is $2,849,000.

Compensation and Benefits—Compensation includes salaries, bonuses (discretionary awards and guaranteed amounts) and the amortization of equity-based compensation as described below. Bonuses are accrued over the service period to which they relate. Benefits include both senior managing directors' and employees' benefit expense.

Compensation to persons' who provide services to the Company, but are members of an affiliated entity, has been recorded as part of the administrative services and expense agreement with Blackstone Administrative Services Partnership L.P. ("BASP").

Equity-Based Compensation—Compensation costs relating to the issuance of share-based awards to managing principals and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight line basis. Equity-based awards that do not require future service are expensed immediately.

Income Taxes—The Company is organized as a single member limited liability company and as such is a disregarded entity for income tax purposes. PHG Holdings, the tax paying entity, is not subject to federal income tax. No provision for federal income taxes has been made, as members are individually responsible for their own tax payments. Based upon various apportionment factors and state income tax laws, PHG Holdings may be liable for income taxes in certain states and/or local jurisdictions. The Company is subject to possible income tax examinations by major taxing authorities for 2009 to 2013.

Deferred tax asset reflects the net tax effects of temporary differences that may exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for UBT purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company has not recorded a valuation allowance against the net deferred tax asset as management believes that the benefit related to the deferred tax asset is more likely than not to be realized in the future. A summary of the tax effects of the temporary differences is as follows:

Deferred tax asset

Allowance for doubtful accounts	$ 77,872
Deferred compensation	21,935
Unrealized loss on foreign currency	1,245
Total deferred tax asset	$ 101,052

The Company does not have any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

3. RELATED PARTY TRANSACTIONS

Due To / From Affiliates—Pursuant to an administrative services and expense agreement between the Company and BASP, the Company must reimburse BASP for any direct and indirect expenses incurred on the Company's behalf including accounting, payroll, human resources, legal, compliance, financial administration, information technology, office services, and facilities. As of December 31, 2013, $908,863 was due from BASP due to a prepayment.

The Company also has a service agreement with Blackstone Group International Partners LLP ("BGIP"), a UK affiliate of Blackstone. This affiliate provides marketing services on behalf of the Company to investors in the United Kingdom and throughout Europe as licensed through the Financial Conduct Authority. The fee for such services is cost plus 15%. As of December 31, 2013, the balance due to BGIP was $1,837,411.

The Company also has a service agreement with The Blackstone Group Japan K.K. ("TBGJ"), a Japanese affiliate of Blackstone, which provides marketing services on behalf of the Company to investors in Japan and throughout Asia as licensed through the Japanese Financial Supervisory Agency. The fee for such services is cost plus 10%. As of December 31, 2013, there was a $2,795 balance due from TBGJ due to a prepayment.

The Company also has a service agreement with The Blackstone Group (HK) Limited ("TBGHK"), a Hong Kong affiliate of Blackstone. TBGHK provides marketing services on behalf of the Company to investors in Hong Kong and throughout Asia as licensed through the Securities and Futures Commission. The fee for such services is cost plus 10%. As of December 31, 2013, there was an outstanding balance of $1,593,096 due to TBGHK.

The Company also has a service agreement with The Blackstone Group (Australia) Pty Limited ("TBGAPL"), an Australian affiliate of Blackstone. TBGAPL provides marketing services on behalf of the Company to investors in Australia as licensed through the Australian Securities and Investments Commission. The fee for such services is cost plus 15%. As of December 31, 2013, there was a $188,414 balance due to TBGAPL.

The Company also has a service agreement with Blackstone Singapore PTE. LTD. ("Singapore"), a Singapore affiliate of Blackstone. This affiliate provides marketing services on behalf of the Company to investors in Singapore as licensed through the Monetary Authority of Singapore. The fee for such services is cost plus 15%. As of December 31, 2013, the balance due to Singapore is $379,570.

Blackstone Holdings Finance Co. L.L.C. ("FINCO") is the central bill paying entity for the Company. Additionally, FINCO manages certain foreign currency balances on behalf of the Company to mitigate foreign currency risk. As of December 31, 2013, the Company had a net balance due from FINCO of $34,317,112 due to a prepayment.

From time to time, the Company and various affiliated entities incur costs on each others' behalf. As of December 31, 2013, there was a balance due from various entities of $11,153 and a balance due to various entities of $5,572,440.

Placement Fees—During the year ended December 31, 2013, the Company earned placement fee revenue and interest income from various affiliates of Blackstone. As of December 31, 2013, the remaining balance due from various affiliates of Blackstone of $15,639,352 is included in accounts receivable and interest receivable on the statement of financial condition.

4. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company leases office space in various cities throughout the United States under non-cancelable leases expiring at various dates through May 2019.

The following is a schedule of future minimum lease payments required under these non-cancellable operating leases:

Years Ending December 31,	
2014	$316,586
2015	96,204
2016	62,064
2017	62,064
2018	62,064
Thereafter	25,860
	$ 624,842

Litigation—In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition of the Company at December 31, 2013.

Contingencies – The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is not known. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

5. CONCENTRATIONS OF CREDIT RISK

The Company had four clients account for approximately 32% of its accounts receivable at December 31, 2013.

6. MEMBER'S EQUITY

For the year ended December 31, 2013, the Company distributed member's equity of $9,750,000.

7. REGULATORY REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain minimum net capital. The Company elected to adopt the Alternative Standard which defines minimum net capital as $250,000 or 2% of aggregate debit items computed in accordance with the Reserve Requirement, whichever is greater. At December 31, 2013, the Company had net capital of $17,833,828, which was in excess of its statutory requirements by $17,583,828.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from the SEC Customer Protection Rule (Rule 15c3-3).

8. SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events through the date the statement of financial condition was issued, and determined there were no subsequent events requiring adjustment or further disclosure to the statement of financial condition.

******

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
www.deloitte.com

February 28, 2014

Park Hill Group LLC
101 California Street, Suite 2880
San Francisco, CA 94111

In planning and performing our audit of the financial statements of Park Hill Group LLC (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unmodified opinion on those financial statements and included an emphasis-of-matter paragraph noting there was a merger between the Company and Park Hill Real Estate Group LLC during 2013), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP